FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 23 December 2025

HSBC HOLDINGS PLC

BOARD CHANGES

HSBC Holdings plc ('HSBC' or the 'Company') announces that Ann Godbehere, Senior Independent Director, will be stepping down as a Director of the Company and retire from the Board at the Company's 2026 AGM.

Brendan Nelson, Group Chair, said: "I would like to thank Ann for her considerable contribution to the HSBC Board and fully respect her decision to step down for personal and lifestyle reasons, now the Chair search has successfully completed".

Ann Godbehere said: "It has been my privilege to serve on the HSBC Board and a pleasure to work with so many talented colleagues. I wish the Board and management every success as it executes on its strategy".

Save as disclosed in this announcement, there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

For and on behalf of

HSBC Holdings plc

Aileen Taylor
Company Secretary

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987.

Supplementary Information

For the purposes of section 430(2B) of the Companies Act 2006, Ann Godbehere will continue to receive fees in respect of her various HSBC roles through to her retirement at the Company's 2026 AGM. She is not entitled to any payments for loss of office.

There are no matters relating to the retirement of Ann Godbehere that need to be brought to the attention of the shareholders of the Company.

Board of Directors

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chair

† Independent non-executive Director

HSBC Group

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 57 countries and territories. With assets of US$3,234bn at 30 September 2025, HSBC is one of the world's largest banking and financial services organisations.

Media enquiries to:

Heidi Ashley             +44 (0) 7920 254057           heidi.ashley@hsbc.com

Neil Fleming             +44 (0) 7384 792051           neil1.fleming@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 23 December 2025